CodeSmart Holdings, Inc.
103 Waters Edge
Congers, NY 10920
June 19, 2013

BY EDGAR
Ms. Anne Nguyen Parker, Branch Chief
Mr. Paul Monsour, Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: CodeSmart Holdings, Inc. (formerly, First Independence Corp. and hereinafter, the “Company”)
       Current Report on Form 8-K Filed: May 9, 2013 (the “8-K”)
       File No. 333-180653

Dear Ms. Parker:

Reference is made to your comment letter, dated June 5, 2013, to the Company, relating to the subject filing (the “Comment Letter”). The Company hereby requests that it be permitted to respond to the Comment Letter not later than July 18, 2013. The Company’s accountant and auditors require the additional time to address certain of the comments in the Comment Letter.

Very truly yours,

/s/ Ira Shapiro

Name: Ira Shapiro
Title:   Chief Executive Officer